May 28, 2019

Xiaochun (Chris) Xu, Ph.D.
Chief Executive Officer
Cesca Therapeutics Inc.
2711 Citrus Road
Rancho Cordova, California 95742

       Re: Cesca Therapeutics Inc.
           Registration Statement on Form S-3
           Filed May 16, 2019
           File No. 333-231526

Dear Dr. Xu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Curt P. Creely, Esquire